1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
PHILIP T. HINKLE philip.hinkle@dechert.com +1 202 261 3460 Direct +1 202 261 3050 Fax

June 20, 2016 VIA EDGAR Securities and Exchange Commission 100 F Street NE Washington, D.C. 20549
Re:	Eagle Point Credit Company Inc. Registration Statement on Form N-2 File Numbers: 333-205540, 811-22974

Ladies and Gentlemen:

On behalf of Eagle Point Credit Company Inc. (the “Registrant”), a closed-end management investment company, electronically transmitted for filing is post-effective amendment no. 4 to the Registrant’s registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended. This filing is being made to update the Registration Statement to include the Registrant’s unaudited financial statements for the three months ended March 31, 2016 and audited financial statements for the year ended December 31, 2015.

Please direct any questions concerning the filing to the undersigned at (202) 261-3460 or Thomas J. Friedmann at (617) 728-7120.

Very truly yours,

/s/ Philip T. Hinkle